December 12, 2007

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year December 31, 2006 File No. 001-31369

Dear Mr. Spirgel:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the staff’s comment letter dated November 26, 2007 relating to the Company’s Form 10-K for Fiscal Year December 31, 2006.

1.	Explain in detail why you decided on a strategy (selling securities to Freddie Mac which are backed by residential mortgages) which results in the residential mortgages remaining on the balance sheet, and therefore reclassified to held for investment so shortly after classifying your entire portfolio of residential mortgages to available for sale. You should discuss specific underlying business reasons such as adverse market conditions and/or liquidity concerns.

Response 1

When we initiated steps to sell all or a portion of our home lending portfolio in the quarter ended June 30, 2007, we did not expect the adverse market conditions that have since emerged and been widely reported upon in the press. As more fully explained below, after careful consideration we determined it was in the best interest of our stakeholders to liquidate the substantial majority of the portfolio in accordance with the loans’contractual terms. We disclosed the following on page 25 of our September 2007 10-Q:

“Management’s objective is to maximize both the recoverable value of the portfolio and the value of the home lending servicing platform.”

“Given the state of the U.S. residential mortgage market and the global capital markets in the third quarter, and management’s view that these conditions may

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persist for an extended period, management determined that an orderly run-off of a substantial portion of the Company’s home lending receivables portfolio, rather than a sale under current market conditions, would produce the best economic outcome for the Company’s shareholders. This assessment followed analysis and considered input from external advisors. Accordingly, $9.7 billion in remaining unpaid principal balance (UPB) of the $11.1 billion UPB of home lending receivables (excluding repossessed assets) were transferred at the lower of cost or market from assets held for sale to assets held for investment as of September 30, 2007. Management has both the ability and intent to hold these home lending assets over their remaining lives and liquidate them in accordance with their contractual terms. The Company has ceased its sales analysis and activities with respect to these assets at September 30, 2007.”

This decision followed a period during which we extensively evaluated, with the counsel of a major market participant with market-making capabilities, a portfolio marketing process, for sale, in whole or in part, to various third parties. As part of our evaluation process, we noted that a number of home lending originators were offered for sale during the second quarter of 2007, but no transactions resulted. We also considered the following: (1) our belief that the overall restricted market liquidity and tight credit conditions would continue to prevail for an extended time, (2) our belief that the Company’s portfolio would continue to exhibit better credit performance than the portfolios of others as measured by past due loan levels, and (3) our belief that the market was not appropriately differentiating the Company’s portfolio and reflecting that in value or pricing. Accordingly, we determined that an orderly liquidation of a majority of the portfolio, rather than a discounted, or distressed, sale under existing market conditions, would yield the best economic outcome for the Company’s stakeholders and we ceased marketing most of our home lending assets.

In summary, our decision to transfer $9.7 billion of home lending assets to assets held for investment was based on adverse market conditions for the sale of such assets. The Freddie Mac transaction was viewed by management as an attractive alternative to a sale. Further, this transaction was an element of our transition to secured funding as described in the answer to question 2. We will expand our disclosure about funding and liquidity in our future periodic reports, as appropriate, beginning with our fiscal year 2007 Form 10-K.

2.	Advise us as to why you entered into the Master Repurchase Agreement with Morgan Stanley Bank. If this transaction was necessary to alleviate liquidity

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concerns, you should provide a comprehensive discussion within your MD&A liquidity disclosure.

Response 2

As described in the Form 8-K dated September 18, 2007, the Morgan Stanley transaction was essentially an advance against the proceeds from the Freddie Mac securitization. We do not plan to include disclosures regarding the Morgan Stanley transaction in the December 2007 Form 10-K, as it has been completed and was a short-term borrowing arrangement that was repaid from the securitization transaction.

As described in the Liquidity Risk Management section of our September 2007 10-Q, on pages 44-46, we strive to maintain uninterrupted funding availability to meet the needs of our business. In response to changing market conditions during the third quarter, we transitioned our funding model from a mix of secured and unsecured borrowing to primarily secured funding, including asset-backed securitizations, which we disclosed on page 44 of our September 2007 10-Q as follows:

“The capital markets experienced a heightened level of volatility during the current quarter, causing a widening of corporate borrowing spreads and restricted access to traditional unsecured long-term funding sources at competitive rates. Given these market dislocations, we transitioned to other funding sources. We funded our business principally in the asset-backed markets and raised approximately $9 billion of proceeds through on balance sheet financings including: $4.3 billion secured by home loans, $2.8 billion secured by student loans, $1.5 billion secured by factoring receivables; and off balance sheet financings of $1.2 billion secured by equipment. In October, we received an additional $0.8 billion of proceeds from a home lending receivables securitization. We continued to access the commercial paper markets, but at reduced levels.”

“Capital markets volatility has continued into the fourth quarter resulting in our unsecured debt spreads remaining at historically wide levels. Should these conditions persist, we expect to continue largely satisfying our funding requirements through the asset-backed markets.”

Our liquidity risk management philosophy is to ensure uninterrupted funding availability to meet the needs of the business through alternate liquidity sources. Our strategy involves maintaining immediate cash availability, through overnight cash investments, and multiple sources of committed funding facilities. We maintain U.S. multi-year bank facilities, and we also have local bank lines to support our international operations. To further diversify our funding sources, we maintain committed asset-backed facilities and shelf registration statements, which cover a range of assets from equipment to consumer home lending receivables and trade accounts receivable. We continuously modify our funding plan and transition between alternate funding sources based on business needs, interest rates and other market conditions.

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As we disclosed in our September 2007 Form 10-Q, the continued volatility in the capital markets caused us to transition our funding sources from a mix of secured and unsecured borrowing to primarily secured borrowings. These facilities provided us the ability to strengthen our cash position, which alleviated liquidity concerns and provided uninterrupted access to funding. Both the Freddie Mac transaction and the Morgan Stanley transaction were examples of funding plan modifications to address changing markets, with the Freddie Mac transaction addressing long term borrowing needs and the Morgan Stanley transaction addressing shorter-term borrowing needs. Although we have transitioned to secured funding and market rates have increased significantly for all borrowers, we have been able to continuously fund our business. By way of additional background, our managed assets grew by $4.3 billion during the quarter.

3.	We note of the $9.7 billion UPB in residential mortgages transferred back to assets held for investment, only $7.2 billion UPB were pledged against the $4.3 billion of securities issued in the on-balance sheet, non-recourse secured financing transaction. Explain in detail what your intent is with respect to the additional $2.5 billion of residential mortgages, which were also reclassified from available for sale to assets held for investment in the third quarter.

Response 3

Our intent with respect to the $2.5 billion of residential mortgages reclassified to held for investment in the third quarter is to hold these receivables on-balance-sheet and to liquidate these receivables under their contractual terms over their remaining lives. In addition to the reasons included in response to Question 1, it is management’s belief that tight availability of credit and liquidity in the markets will prevail into the near future. For these reasons, management has determined that an orderly liquidation of these receivables (which do not secure the on-balance sheet securitization transactions), rather than a sale under existing market conditions, is preferable. Further detail on this $2.5 billion of mortgages is provided in the

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response to item #6 below. The Company has both the intent and ability to hold these assets over their remaining lives. Further, the Company discontinued all marketing efforts related to these portfolios.

Our 2007 Form 10-K disclosures will be updated to re-confirm our intent to hold these receivables on-balance sheet and to liquidate these assets in accordance with their contractual terms over their remaining lives.

4.	We note in your Form 10Q that the securities sold to Freddie Mac, and the amount of residential loans which are collateral to those securities, increased from what was disclosed in your Form 8-K filed on September 24, 2007. Disclose if you may be able to sell additional securities to Freddie Mac, and if so, describe the circumstances that must exist in order for you to be able to do so, and advise us.

Response 4

On September 28, 2007, we segregated $7.2 billion of collateral into a bankruptcy-remote vehicle and structured two classes (Class I and II) of securities collateralized by the $7.2 billion UPB of the mortgage portfolio, comprised of $6.2 billion for Class I (conforming) and $1.0 billion for Class II (non-conforming / “jumbo”loans). The securities were structured into separate credit tranches and rated AAA through BBB- by both Fitch, Inc. and Standard and Poor’s Ratings Services. We subsequently entered into a transaction with Freddie Mac and issued $4.3 billion of AAA securities backed by the Class I pool of $6.2 billion. Freddie Mac advised us at that time it was only interested in the AAA securities for the Class I pool, so we do not anticipate selling additional securities from this securitization to Freddie Mac. This transaction was disclosed in the 8-K filed September 24, 2007.

As described in our September 2007 10-Q, in October we received an additional $0.8 billion from the sale to another investor of the AAA securities collateralized by the Class II $1.0 billion of home lending receivables. As explained above, both the Class I and Class II assets were transferred into the same securitization vehicle. The Class I

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& II each have AAA through A- rated securities collateralized by the applicable Class of loans, while the BBB+ through BBB- securities support (cross collateralize) both classes of loans.

We have the ability to sell the remaining securities rated AA+ to BBB- backed by the Class I and II pools, if economically attractive. There are no conditions that need to exist in order for us to execute such sales.

We plan to continue to disclose the secured borrowings and applicable asset balances as presented in the September 2007 10-Q.

As disclosed on page 48 of our September 10-Q, the securitization transactions did not meet the criteria for off-balance sheet treatment. The special purpose entity we created, CIT Mortgage Loan Trust 2007-1, performs activities inconsistent with those permitted in a QSPE, and is a variable interest entity in which CIT is the primary beneficiary.

5.	Please provide us with an update as to your on-going efforts to market the $498 million UPB of manufactured housing receivables, which remain in held-for-sale.

Response 5

As described in our response to item #6 below, the estimated fair value of the manufactured housing loans was based on multiple bids for the portfolios from prospective buyers. We recently stopped sale discussions with one prospective buyer, and we are pursuing sale discussions with another. If the loans have not been sold by year-end 2007 then we will continue to apply lower-of-cost-or-market accounting, and re-evaluate the estimated fair value of such receivables as of December 31, 2007.

If the loans have not been sold by year-end 2007, we will disclose our current marketing efforts or status of pending sale in our December 2007 Form 10-K.

6.	We note the disclosure regarding your determination of fair value of the home lending receivables portfolio in Note 2 to the financial statements and on pages 25 and 26 of your September 30, 2007 Form 10-Q/A, as well as the discussion on page 22 of your June 30, 2007 Form 10-Q. In light of the significant fair value adjustments recorded for assets held for sale in both the second and third quarters, disclose in detail your methodology for determining the fair value of the home lending receivables for both the second and third quarters of 2007. Provide a comprehensive description of all of the key inputs and assumptions used in the valuation and advise us how you have determined that they are reasonable given the current deteriorating market environment for this type of asset. Explain any third quarter revisions made to your assumptions.

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Response 6

In determining fair value, we respected the requirements set forth in SFAS 65, which dictate that each mortgage loan held-for-sale must be carried at the lower of cost or market value, the guidance set forth in SFAS 107, as well as the guidance included in SFAS 157, which reiterates and expands upon the fair value concepts set forth in SFAS 107. More specifically, the home lending receivables portfolio was stratified into groups of similar assets based on relevant loan characteristics (as summarized in the table in our response to questions 7/8), and the estimated fair values for each group (or “pool”) were based on observable market transactions for similar assets or other relevant observable market data, including third party bids when available, as summarized in the table below:

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We request confidential treatment under Rule 83 as the confidential nature of the Fair Value, Discount/Valuation Allowance and Valuation Allowance as % of UPB by pool in the following table would create competitve harm if released.

September 30, 2007	Unpaid Principal Balance	Fair Value	Discount / Valuation Allowance	Valuation Allowance as % of UPB	Fair Value Methodology
Assets Held for Investment
1) Securitization pool - conforming loans	$ 6,153.7				Market transactions
2) Securitization pool - non-conforming	1,088.0				Market transactions
3) Re-performing first liens	1,271.6				Estimate - no observable market transactions
4) HELOC’s	532.3				Estimate - no observable market transactions
5) Other securitization eligible loans	256.4				Market transactions
6) Second liens, other	422.5				Estimate - no observable market transactions

Sub total - AHFI	9,724.5	9,123.5	601.0	6.2%

Assets Held for Sale
7) Non-performing - home lending	873.7				External bid - no observable market transactions
8) MH - Vendor-originated	144.3				External bid - no observable market transactions
9) MH Real Estate	354.6				External bid - no observable market transactions

Sub total - AHFS	1,372.6	902.1	470.5	34.3%

Total Finance Receivables	$11,097.1	$10,025.6	$1,071.5	9.7%

Note: The above table excludes $138.2 million valuation allowance related to $342.8 million UPB of repossessed assets.

1, 2, 5) We considered sales of portfolios of similar assets, by two financial institutions, in September 2007, adjusted for differences in 12 relevant characteristics, including, but not limited to, FICO scores, Loan-to-value ratio, lien position (second vs. first), percentage of portfolio comprised of adjustable rate mortgages, weighted average coupon, proportion of full documentation loans, etc. We used then-current third party pricing sheets to calculate estimated fair value adjustments (purchase price adjustments) for the differences in the relevant portfolio characteristics between the CIT portfolios and the portfolios sold by the two financial institutions.

3, 4, 6) Despite extensive research, including consulting with several major market participants with market-making capabilities, we were unable to obtain observable relevant market transactions for these or similar pools of assets during the third quarter of 2007. Accordingly, we derived an estimate of fair value by providing the contractually receivable cash flows to an advisor, who then calculated a matrix of possible fair values assuming various estimated credit loss assumptions and discount rate assumptions. We selected from the matrix the estimate of fair value that we determined to be most appropriate based on our judgment about what an investor in the marketplace at September 30, 2007 would use insofar as estimated loss rates and discount rates. The estimated credit losses were derived from the major rating agencies models at September 30, 2007, based upon our specific portfolio attributes. With regard to discount rates, we selected a rate for each pool based on our inquiries of other market participants about what they believed an investor would demand in the market place at September 30, 2007. Our internal loss estimation model, licensed from Loan Performance, was used to assess the reasonableness of the valuation matrix data we received from our advisor but was not otherwise used to directly value these, or any other, groups of loans.

7, 8, 9) Valuation based upon multiple third party bids that resulted from CIT marketing efforts with respect to these portfolios. Bid terms and conditions were consistent with market standards and had no provisions for credit recourse or seller financing. Pool 7 was sold in October 2007 at an amount slightly below the September estimated fair value.

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The valuation allowance as of June 30, 2007 was based upon two separate valuations of the portfolio performed in mid-June and early July by an advisor, a major market participant with market-making capabilities, whom we retained to assist us with our evaluation of portfolio sales alternatives. We also considered a potential sale transaction, to a private equity investor, for a portion of the portfolio (that was a representative cross section of the entire portfolio) at a discussed price that was within the range of the valuations. Observable sale transactions through June 30, 2007 were at levels in excess of par value and were dismissed as not being relevant estimates of fair value as at June 30, 2007 due to the rapidly changing market conditions at that time. The June 30, 2007 valuation is summarized in the table below:

June 30, 2007	UPB	FV	Valuation Allowance	Valuation %

AHFS
1,2) Securitization pools	$ 8,260.3	$ 8,093.8	$166.5	2.0%
3) Re-performing first liens	0.0	0.0	0.0	NA
4) HELOC’s	517.0	439.5	77.5	15.0%
5) Other securitization eligible loans	0.0	0.0	0.0	NA
6) Second liens, other	814.9	787.4	27.5	3.4%
7) Non-performing - home lending	1,180.1	845.8	334.3	28.3%
8) MH - Vendor-originated	186.0	133.8	52.2	28.1%
9) MH Real Estate	331.0	281.3	49.7	15.0%

Total Finance Receivables	$11,289.3	$10,581.6	$707.7	6.3%

The June 30, 2007 pools were constructed somewhat differently from those used at September 30, 2007. The table above presents the June 30, 2007 data applying the same stratification as the previous September 30, 2007 table for purposes of comparability; re-performing and other first liens were largely considered as securitization-eligible assets in the second quarter valuations and were not separated, at that time, from groups 1 and 2 and a portion of the loans categorized as second liens, other in June were included in the securitization pools 1 and 2 at September 30, 2007.

Given the continued rapid change in market conditions during the third quarter, the valuation at June 30, as summarized above, was not considered to be a valid market data point in the September 30, 2007 valuation.

7.	Help us to better understand, in terms of asset quality, the composition of the residential mortgages re-classified as held for investment in the third quarter, distinguishing between the $7.2 billion which is effectively collateral on the securities sold to Freddie Mac, and the $2.5 billion that was removed from assets held for sale, but does not appear to be part of the on-balance sheet, non-recourse secured financing. Also, tell us whether the Class 1-A floating rate certificates of the Trust continue to be rated AAA.

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Please refer to the table in our response to item 8 below, which outlines certain credit demographics of the subject assets. The subject assets totaling $2.5 billion are presented in pools 3-6.

As of this date, the Class 1-A certificates of the securitization trust continue to be rated AAA.

8.	Tell us, in terms of asset quality, the composition of the residential mortgages classified as held for sale as of September 30, 2007.

Response 7/8

Delinquency rates and selected portfolio attributes, as of September 30, 2007 are summarized in the table below:

								Vintage

	Unpaid Principal Balance	60+ Days Delin- quent	FICO	LTV	ARM	% First Lien	% Full Documen- tation	2007	2006	2005	2004 and Prior

Held for Investment
1. Securitization pool – conforming loans	$6,153.7	0.08%	640	82%	56%	94%	62%	38%	32%	21%	9%
2. Securitization pool – non-conforming loans	1,088.0	0.10%	655	81%	60%	97%	61%	42%	36%	18%	4%
3. Re-performing first liens	1,271.6	13.62%	614	82%	63%	100%	63%	7%	29%	36%	28%
4. HELOCs	532.3	14.39%	646	86%	100%	1%	31%	37%	48%	11%	4%
5. Other securitization eligible loans	256.4	0.08%	642	82%	57%	94%	62%	39%	33%	21%	8%
6. Second liens, other	422.5	52.10%	645	91%	22%	28%	41%	17%	48%	23%	12%
Held for Sale
7. Non-performing – home lending	873.7	72.38%	622	82%	81%	100%	49%	15%	37%	33%	15%
8. Manufactured housing – vendor originated	144.3	4.03%	634	78%	2%	100%	95%	14%	24%	20%	42%
9. Manufactured housing – real estate	354.6	6.25%	646	83%	1%	100%	93%	0%	19%	18%	63%

The portfolio attribute data presented above is based on weighted averages.

The $7.2 billion UPB in the securitization pools 1 & 2 is predominantly first liens, less seasoned and at the high end of the average FICO score range. The majority of the remaining $2.5 billion UPB in held for investment (pools 3-6) is comprised of re-performing first liens, which have either been delinquent or modified at some point in the account history prior to September 30, 2007, and HELOCS (home equity line of credit loans).

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As discussed on page 26 of our September 2007 10-Q, the lower-quality pool 7 assets, which were predominantly variable rate mortgages, were sold in October 2007 at a price slightly below the September estimated fair value.

If we do not sell the remaining assets held for sale prior to December 31, 2007, we plan to disclose the portfolio attributes by total assets held for investment and total assets held for sale in the December 2007 Form 10-K.

9.	Provide a more robust discussion in MD&A describing the impact of the closing of the home lending operations and the recent on-balance sheet, non-recourse secured financing transaction in September 2007 on your liquidity and capital resources, and earning trends, given the different accounting treatments for held for sale and held for investment assets after the transaction. Your discussion should provide insights into whether these events will have or are reasonably likely to have a material impact (favorable or unfavorable) on your liquidity, capital resources or earning trends.

Response 9

The home lending assets were previously largely funded with long-term debt. As the result of the recent secured financing transaction, which provided considerable liquidity to the Company ($5.1 billion), we are able to source additional liquidity from the collateral, as described in response #4. We are not originating home lending assets as a result of our decision to close our home lending origination operation. As a result, the run-off of the portfolio will provide a source of future liquidity.

Our home lending results will continue to be reported as a separate segment. The prospective accounting for loans classified as long-term investments, as shown in the examples in response #10, will likely result in increased yield due to discount accretion, while the provision for credit losses will be impacted as estimates of incurred losses in the portfolio exceed the unamortized discount. The provision for credit losses will also be impacted by losses on loans that exceed the unamortized discount on such loans. Future earnings trends will continue to reflect changes in the credit dynamics of the portfolio, including trends in default rates, price trends in the residential home market, our success in restructuring certain loans and the effectiveness of our collection operations.

The closing of the origination platform in August 2007 will reduce operating expenses by approximately $50 million per year. The cost structure will continue to reflect on-going operational costs of approximately $55 million per year. We plan on

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expanding the prospective disclosure within the MD&A in our December 2007 Form 10-K to describe the impact of closing the home lending business.

10.	Regarding your residential mortgages re-classified as assets held for investment, explain to us how you intend to recognize income on these mortgages going forward. Please provide us a numerical example of your accounting. Also, please cite the supporting GAAP literature for your policy. Your discussion should address loans where interest is accruing, as well as those on non-accrual status. When addressing loans on non-accrual status, please specifically address the accounting for the discount associated with the loans, which arose upon the transfer of the loans from held for sale (where they were carried at the lower of cost or market) to held for investment.

Response 10

We expect to recognize revenue on residential mortgages re-classified as assets held for investment pursuant to the guidance in SFAS 65 paragraph 6, which requires that mortgage loans transferred to a long-term investment classification be measured at the lower of cost or fair value (LOCOM) at the transfer date, and that the difference between the carrying value at LOCOM and the unpaid principal balance (further referred to as the discount) on loans transferred from held-for-sale to held-for-investment be accreted in accordance with SFAS 91. In this regard, we plan to recognize such accretion over the remaining contractual life of the assets using the interest method.

We considered the guidance in Statement of Position 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” However, SOP 03-3 applies to acquisitions of loans with evidence of credit deterioration since inception, not reclassifications between loan categories. We concluded that SFAS 65 is the higher level GAAP applicable to transfers of mortgage loans between the accounting categories of held-for-sale and held-for-investment.

Our policy with respect to this accounting further includes the following guidance:

■	The discount on loans held-for-investment after the transfer from loans held-for-sale will be allocated on a loan-by-loan basis.
■	The discount will be allocated based upon an assessment of underlying loan characteristics, including, but not limited to, contractual interest rate, remaining term, lien position, and estimated inherent loss. Pursuant to SFAS 65, as the loans were transferred to held for investment at the lower of cost or

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estimated fair value, there will be no loans reflected at a premium to UPB at the transfer date (also refer to our response to question 6).
■	Consistent with our current non-accrual accounting policy, income accrual and discount accretion will be suspended on non-performing accounts when they are 90 or more days delinquent.
■	Accretion will be recognized using the interest method over the remaining contractual life of each performing loan, as indicated by SFAS 91 to which SFAS 65 refers. Any unamortized discount will be recognized in the period of partial or full prepayment on a loan-by-loan basis.
■	A provision / allowance for credit losses will be recognized to the extent inherent losses exceed unamortized discount at any balance sheet date.
■	Charge-offs will be recognized to the extent net individual loan carrying value, including remaining discount, exceeds the expected future cash flows when we believe the carrying amount of the loan is not collectible.

Hypothetical numerical examples follow (debit / (credit)).

1.	$100 performing loan; 3% discount applied against UPB at the transfer date; loan continues to perform throughout year 1; beginning of year 2, loan defaults and is classified as non-performing, and set on non-accrual status in accordance with our accounting policies; beginning of year 3, property is sold resulting in life cycle principal collections of $65. Financial statement impact by year is as follows (principal and contractual interest collections are ignored in interim years, and accretion is shown on a straight-line basis rather than effective yield basis for purposes of this numerical example):

Year 1

Finance receivables	1

Interest revenue	(1)

To accrete discount on the interest method

Year 2

Provision for credit losses	33

Reserve for credit losses	(33)

To provide for measured loan impairment; accretion of the discount is suspended after placement of loan on non-accrual

Year 3

Reserve for credit losses	33

Cash	65

Finance receivables	(98)

Recognize charge-off upon liquidation of loan

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2.	$100 non-performing loan; 30% discount applied against UPB at the transfer date; life cycle principal collections of $75 and no interest payments collected. Financial statement impact over the remaining portfolio life is as follows:

Cash	75

Interest revenue (discount accretion)	(5)

Finance receivables	(70)

To recognize accretion of discount and principal collections of $75 million.

We plan to update our accounting policies contained in the December 2007 Form 10-K to include the above-mentioned accounting methods.

The Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5752.

Sincerely,

Joseph M. Leone Vice Chairman and Chief Financial Officer

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